600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 30, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX Venture

AMENDED MEETING LOCATION

Dear Sirs:

Subject: Starfield Resources Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General & Special
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	855 28N 103
4.	ISIN Number:	:	CA85528N1033
5.	Record Date	:	June 23, 2006
6.	Meeting Date	:	July 28, 2006
7.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Starfield Resources Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc:	Starfield Resources Inc. Attention: Louise Davey

Macleod Company Attention: Rick Breen